Form **1120**

Department of the Treasury
Internal Revenue Service

U.S. Corporation Income Tax Return

For calendar year 2016 or tax year beginning _____, 2016, ending _____, 20 _____

▶ Information about Form 1120 and its separate instructions is at *www.irs.gov/form1120.*

OMB No. 1545-0123

2016

A Check if:

1a Consolidated return (attach Form 851) . ☐
b Life/nonlife consoli-dated return . . ☐
2 Personal holding co. (attach Sch. PH) . ☐
3 Personal service corp. (see instructions) . ☐
4 Schedule M-3 attached ☐

TYPE OR PRINT

Name
MySwimPro, Inc.

Number, street, and room or suite no. If a P.O. box, see instructions.
301 East Liberty Street, Suite 701

City or town, state, or province, country, and ZIP or foreign postal code
Ann Arbor   MI   48104

B Employer identification number
-*7112

C Date incorporated
04/22/2015

D Total assets (see instructions)
$ **35,728**

E Check if: (1) ☒ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change

Income

1a	Gross receipts or sales	**1a** 11,163		
b	Returns and allowances	**1b**		
c	Balance. Subtract line 1b from line 1a	**1c**	11,163
2	Cost of goods sold (attach Form 1125-A)	**2**	
3	Gross profit. Subtract line 2 from line 1c	**3**	11,163
4	Dividends (Schedule C, line 19)	**4**	
5	Interest	**5**	
6	Gross rents	**6**	
7	Gross royalties	**7**	
8	Capital gain net income (attach Schedule D (Form 1120))	**8**	
9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797) . .	**9**	
10	Other income (see instructions—attach statement)	**10**	
11	**Total income.** Add lines 3 through 10 . . . . ▶	**11**	11,163

Deductions (See instructions for limitations on deductions.)

12	Compensation of officers (see instructions—attach Form 1125-E) . . . . ▶	**12**	
13	Salaries and wages (less employment credits)	**13**	21,000
14	Repairs and maintenance	**14**	
15	Bad debts	**15**	
16	Rents	**16**	
17	Taxes and licenses	**17**	2,301
18	Interest	**18**	
19	Charitable contributions	**19**	
20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562) . .	**20**	
21	Depletion	**21**	
22	Advertising	**22**	1,288
23	Pension, profit-sharing, etc., plans	**23**	
24	Employee benefit programs	**24**	
25	Domestic production activities deduction (attach Form 8903)	**25**	
26	Other deductions (attach statement) Miscellaneous	**26**	667
27	**Total deductions.** Add lines 12 through 26 . . . . ▶	**27**	25,256
28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11.	**28**	-14,093
29a	Net operating loss deduction (see instructions)	**29a**		
b	Special deductions (Schedule C, line 20)	**29b**		
c	Add lines 29a and 29b	**29c**	

Tax, Refundable Credits, and Payments

30	**Taxable income.** Subtract line 29c from line 28. See instructions	**30**	-14,093
31	Total tax (Schedule J, Part I, line 11)	**31**	
32	Total payments and refundable credits (Schedule J, Part II, line 21) . . .	**32**	
33	Estimated tax penalty. See instructions. Check if Form 2220 is attached . . ▶ ☐	**33**	
34	**Amount owed.** If line 32 is smaller than the total of lines 31 and 33, enter amount owed	**34**	
35	**Overpayment.** If line 32 is larger than the total of lines 31 and 33, enter amount overpaid	**35**	
36	Enter amount from line 35 you want: **Credited to 2017 estimated tax** ▶ **Refunded** ▶	**36**	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

▶ _____   _____   ▶ **President**
Signature of officer   Date   Title

May the IRS discuss this return with the preparer shown below? See instructions. ☐ **Yes** ☐ **No**

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
Jason M. Tyra, CPA	Jason M. Tyra, CPA	03/02/2017		*****5838

Firm's name ▶ **Jason M. Tyra, CPA, PLLC**   Firm's EIN ▶ ****-***9077**

Firm's address ▶ **1341 Mockingbird Lane, Suite 600W Dallas TX 75247**   Phone no. **(972)201-9008**

For Paperwork Reduction Act Notice, see separate instructions.

BAA

REV 02/28/17 PRO

Form **1120** (2016)

Schedule C	Dividends and Special Deductions (see instructions)	**(a)** Dividends received	**(b)** %	**(c)** Special deductions (a) × (b)
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		70	
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		80	
3	Dividends on debt-financed stock of domestic and foreign corporations		see instructions	
4	Dividends on certain preferred stock of less-than-20%-owned public utilities . . .		42	
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities		48	
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs . . .		70	
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs . . .		80	
8	Dividends from wholly owned foreign subsidiaries		100	
9	**Total.** Add lines 1 through 8. See instructions for limitation			
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11	Dividends from affiliated group members		100	
12	Dividends from certain FSCs		100	
13	Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, or 12 . . .			
14	Income from controlled foreign corporations under subpart F (attach Form(s) 5471) .			
15	Foreign dividend gross-up			
16	IC-DISC and former DISC dividends not included on line 1, 2, or 3			
17	Other dividends			
18	Deduction for dividends paid on certain preferred stock of public utilities			
19	**Total dividends.** Add lines 1 through 17. Enter here and on page 1, line 4 . . . ▶			
20	**Total special deductions.** Add lines 9, 10, 11, 12, and 18. Enter here and on page 1, line 29b . . . . ▶			

Schedule J	Tax Computation and Payment (see instructions)

Part I–Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)). See instructions ▶ ☐			
2	Income tax. Check if a qualified personal service corporation. See instructions . . . . ▶ ☐		**2**	
3	Alternative minimum tax (attach Form 4626)		**3**	
4	Add lines 2 and 3		**4**	
5a	Foreign tax credit (attach Form 1118)	**5a**		
b	Credit from Form 8834 (see instructions)	**5b**		
c	General business credit (attach Form 3800)	**5c**		
d	Credit for prior year minimum tax (attach Form 8827)	**5d**		
e	Bond credits from Form 8912	**5e**		
6	**Total credits.** Add lines 5a through 5e		**6**	
7	Subtract line 6 from line 4		**7**	
8	Personal holding company tax (attach Schedule PH (Form 1120))		**8**	
9a	Recapture of investment credit (attach Form 4255)	**9a**		
b	Recapture of low-income housing credit (attach Form 8611)	**9b**		
c	Interest due under the look-back method—completed long-term contracts (attach Form 8697)	**9c**		
d	Interest due under the look-back method—income forecast method (attach Form 8866)	**9d**		
e	Alternative tax on qualifying shipping activities (attach Form 8902)	**9e**		
f	Other (see instructions—attach statement)	**9f**		
10	**Total.** Add lines 9a through 9f		**10**	
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31		**11**	

Part II–Payments and Refundable Credits

12	2015 overpayment credited to 2016		**12**	
13	2016 estimated tax payments		**13**	
14	2016 refund applied for on Form 4466		**14** ( )	
15	Combine lines 12, 13, and 14		**15**	
16	Tax deposited with Form 7004		**16**	
17	Withholding (see instructions)		**17**	
18	**Total payments.** Add lines 15, 16, and 17		**18**	
19	Refundable credits from:			
a	Form 2439	**19a**		
b	Form 4136	**19b**		
c	Form 8827, line 8c	**19c**		
d	Other (attach statement—see instructions).	**19d**		
20	**Total credits.** Add lines 19a through 19d		**20**	
21	**Total payments and credits.** Add lines 18 and 20. Enter here and on page 1, line 32		**21**	

Schedule K	Other Information (see instructions)

		Yes	No
1	Check accounting method: **a** ☒ Cash **b** ☐ Accrual **c** ☐ Other (specify) ▶ _____		
2	See the instructions and enter the:		
a	Business activity code no. ▶ 541511		
b	Business activity ▶ Software development		
c	Product or service ▶ Mobile applications		
3	Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group?		×
	If "Yes," enter name and EIN of the parent corporation ▶ _____		
4	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G)		×
b	Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G) .	×	

Schedule K	Other Information *(continued from page 3)*			Yes	No

5 At the end of the tax year, did the corporation:

a Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851,** Affiliations Schedule? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below.   **No:** ×

(i) Name of Corporation	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Incorporation	**(iv)** Percentage Owned in Voting Stock

b Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below.   **No:** ×

(i) Name of Entity	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Organization	**(iv)** Maximum Percentage Owned in Profit, Loss, or Capital

6 During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316 . . . .   **No:** ×

If "Yes," file **Form 5452,** Corporate Report of Nondividend Distributions.

If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.

7 At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of **(a)** the total voting power of all classes of the corporation's stock entitled to vote or **(b)** the total value of all classes of the corporation's stock? . . . .   **No:** ×

For rules of attribution, see section 318. If "Yes," enter:

(i) Percentage owned ▶ _____ and **(ii)** Owner's country ▶ _____

(c) The corporation may have to file **Form 5472,** Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached ▶ _____

8 Check this box if the corporation issued publicly offered debt instruments with original issue discount . . . . . . ▶ ☐

If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.

9 Enter the amount of tax-exempt interest received or accrued during the tax year ▶ $ _____

10 Enter the number of shareholders at the end of the tax year (if 100 or fewer) ▶ _____

11 If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here . . . . . ▶ ☐

If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election won't be valid.

12 Enter the available NOL carryover from prior tax years (don't reduce it by any deduction on line 29a.) ▶ $ _____

13 Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000? . . . .   **Yes:** ×

If "Yes," the corporation isn't required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year ▶ $ _____

14 Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions . . . .   **No:** ×

If "Yes," complete and attach Schedule UTP.

15a Did the corporation make any payments in 2016 that would require it to file Form(s) 1099? . . . .   **No:** ×

b If "Yes," did or will the corporation file required Forms 1099? . . . .

16 During this tax year, did the corporation have an 80% or more change in ownership, including a change due to redemption of its own stock? . . . .   **No:** ×

17 During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction? . . . .   **No:** ×

18 Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million? . . . .   **No:** ×

19 During the corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code? . . . .   **No:** ×

Schedule L	Balance Sheets per Books	Beginning of tax year		End of tax year	
Assets		**(a)**	**(b)**	**(c)**	**(d)**
1	Cash				
2a	Trade notes and accounts receivable				
b	Less allowance for bad debts	( )		( )	
3	Inventories				
4	U.S. government obligations				
5	Tax-exempt securities (see instructions)				
6	Other current assets (attach statement)				
7	Loans to shareholders				
8	Mortgage and real estate loans				
9	Other investments (attach statement)				
10a	Buildings and other depreciable assets				
b	Less accumulated depreciation	( )		( )	
11a	Depletable assets				
b	Less accumulated depletion	( )		( )	
12	Land (net of any amortization)				
13a	Intangible assets (amortizable only)				
b	Less accumulated amortization	( )		( )	
14	Other assets (attach statement)				
15	Total assets				
Liabilities and Shareholders' Equity					
16	Accounts payable				
17	Mortgages, notes, bonds payable in less than 1 year				
18	Other current liabilities (attach statement)				
19	Loans from shareholders				
20	Mortgages, notes, bonds payable in 1 year or more				
21	Other liabilities (attach statement)				
22	Capital stock: **a** Preferred stock				
	b Common stock				
23	Additional paid-in capital				
24	Retained earnings—Appropriated (attach statement)				
25	Retained earnings—Unappropriated				
26	Adjustments to shareholders' equity (attach statement)				
27	Less cost of treasury stock		( )		( )
28	Total liabilities and shareholders' equity				

Schedule M-1 Reconciliation of Income (Loss) per Books With Income per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1	Net income (loss) per books		7	Income recorded on books this year not included on this return (itemize): Tax-exempt interest $ _____	
2	Federal income tax per books				
3	Excess of capital losses over capital gains				
4	Income subject to tax not recorded on books this year (itemize): _____				
	_____		8	Deductions on this return not charged against book income this year (itemize):	
5	Expenses recorded on books this year not deducted on this return (itemize):		**a**	Depreciation $ _____	
a	Depreciation $ _____		**b**	Charitable contributions $ _____	
b	Charitable contributions $ _____			_____	
c	Travel and entertainment $ _____			_____	
	_____		9	Add lines 7 and 8	
6	Add lines 1 through 5		10	Income (page 1, line 28)—line 6 less line 9	

Schedule M-2 Analysis of Unappropriated Retained Earnings per Books (Line 25, Schedule L)

1	Balance at beginning of year		5	Distributions: **a** Cash	
2	Net income (loss) per books			**b** Stock	
3	Other increases (itemize): _____			**c** Property	
	_____		6	Other decreases (itemize): _____	
	_____		7	Add lines 5 and 6	
4	Add lines 1, 2, and 3		8	Balance at end of year (line 4 less line 7)	

SCHEDULE G	Information on Certain Persons Owning the	
(Form 1120)	**Corporation's Voting Stock**	OMB No. 1545-0123
(Rev. December 2011)	▶ Attach to Form 1120.	
Department of the Treasury Internal Revenue Service	▶ See instructions on page 2.	

Name	Employer identification number (EIN)
MySwimPro, Inc.	**-***7112

Part I   **Certain Entities Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4a). Complete columns (i) through (v) below for any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Percentage Owned in Voting Stock

Part II   **Certain Individuals and Estates Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4b). Complete columns (i) through (iv) below for any individual or estate that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Individual or Estate	(ii) Identifying Number (if any)	(iii) Country of Citizenship (see instructions)	(iv) Percentage Owned in Voting Stock
Fares Ksebati	***-**-3592	US	55

Form **8879-C**

Department of the Treasury
Internal Revenue Service

IRS e-file Signature Authorization for Form 1120

For calendar year 2016, or tax year beginning _____ , 2016, ending _____ , 20 _____

▶ **Do not send to the IRS. Keep for your records.**

▶ Information about Form 8879-C and its instructions is at *www.irs.gov/form8879c.*

OMB No. 1545-0123

2016

Name of corporation	Employer identification number
MYSWIMPRO, INC.	**-***7112

Part I — Tax Return Information (Whole dollars only)

1	Total income (Form 1120, line 11)	**1**	11,163.
2	Taxable income (Form 1120, line 30)	**2**	-14,093.
3	Total tax (Form 1120, line 31)	**3**	
4	Amount owed (Form 1120, line 34)	**4**	
5	Overpayment (Form 1120, line 35)	**5**	

Part II — Declaration and Signature Authorization of Officer. Be sure to get a copy of the corporation's return.

Under penalties of perjury, I declare that I am an officer of the above corporation and that I have examined a copy of the corporation's 2016 electronic income tax return and accompanying schedules and statements and to the best of my knowledge and belief, it is true, correct, and complete. I further declare that the amounts in Part I above are the amounts shown on the copy of the corporation's electronic income tax return. I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to send the corporation's return to the IRS and to receive from the IRS **(a)** an acknowledgement of receipt or reason for rejection of the transmission, **(b)** the reason for any delay in processing the return or refund, and **(c)** the date of any refund. If applicable, I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at **1-888-353-4537** no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment. I have selected a personal identification number (PIN) as my signature for the corporation's electronic income tax return and, if applicable, the corporation's consent to electronic funds withdrawal.

Officer's PIN: check one box only

☐ I authorize _____ to enter my PIN ⬚⬚⬚⬚⬚ as my signature
ERO firm name   do not enter all zeros

on the corporation's 2016 electronically filed income tax return.

☒ As an officer of the corporation, I will enter my PIN as my signature on the corporation's 2016 electronically filed income tax return.

Officer's signature ▶ _____ Date ▶ _____ Title ▶ PRESIDENT

Part III — Certification and Authentication

ERO's EFIN/PIN. Enter your six-digit EFIN followed by your five-digit self-selected PIN.

*	*	*	*	*	*	*	*	*	*	*

do not enter all zeros

I certify that the above numeric entry is my PIN, which is my signature on the 2016 electronically filed income tax return for the corporation indicated above. I confirm that I am submitting this return in accordance with the requirements of **Pub. 3112,** IRS e-file Application and Participation, and **Pub. 4163,** Modernized e-File (MeF) Information for Authorized IRS e-file Providers for Business Returns.

ERO's signature ▶ _____ Date ▶ 03/02/2017

ERO Must Retain This Form — See Instructions
Do Not Submit This Form to the IRS Unless Requested To Do So

For Paperwork Reduction Act Notice, see instructions.
BAA

REV 01/25/17 PRO

Form **8879-C** (2016)

Form 1120

Corporation
Five Year Tax History

2016

► Keep for your records

Name as Shown on Return	Employer Identification No.
MySwimPro, Inc.	**-***7112

		2012	2013	2014	2015	2016
1	Gross receipts . .					11,163.
2	Cost of sales . . .					
3	Gross profit					11,163.
4	Net capital gain .					
5	Other income . . .					
6	Total income . . .					11,163.
7	Salaries					21,000.
8	Depreciation . . .					
9	Other deductions					4,256.
10	Total deductions .					25,256.
11	Taxable income .					-14,093.
12	Income tax					
13	Alternative minimum tax . . .					
14	General business credits .					
15	Other credits . . .					
16	PHC tax					
17	Recapture taxes .					
18	Tax liability					

For Controlled Group Members Only

Enter your share of the $50,000, $25,000 and $9,925,000 taxable income brackets, and your share of the additional 5% tax and 3% tax for the prior years.

		2012	2013	2014	2015	2016
19	$50,000 bracket					
20	$25,000 bracket					
21	$9,925,000 bracket					
22	Additional 5% tax					
23	Additional 3% tax					

CPCW7501.SCR 09/15/16

IRS *e-file* Authentication Statement 2016

► Keep for your records

Name(s) Shown on Return	Employer ID No.
MySwimPro, Inc.	**-***7112

A — Practitioner PIN Authorization

QuickZoom to the Federal Information Worksheet to enter PIN information . . . . ►

Please indicate how the taxpayer(s) PIN(s) are entered into the program.

Officer entered PIN . . . . ► ☒

ERO entered Officer's PIN . . . . ► ☐

B — Signature of Electronic Return Originator

ERO Declaration:

I declare that the information contained in this electronic tax return is the information furnished to me by the corporation. If the corporation furnished me a completed tax return, I declare that the information contained in this electronic tax return is identical to that contained in the return provided by the corporation. If the furnished return was signed by a paid preparer, I declare I have entered the paid preparer's identifying information in the appropriate portion of this electronic return. If I am the paid preparer, under the penalties of perjury, I declare that I have examined this electronic return, and to the best of my knowledge and belief, it is true, correct, and complete. This declaration is based on all information of which I have any knowledge.

I am signing this Tax Return by entering my PIN below.

ERO's PIN (EFIN followed by any 5 numbers) . . . . EFIN ***832 Self-Select PIN *****

C — Signature of Officer

Perjury Statement:

Under penalties of perjury, I declare that I am an officer of the above corporation and that I have examined a copy of the corporation's 2016 electronic income tax return and accompanying schedules and statements and to the best of my knowledge and belief, it is true, correct, and complete.

Consent to Disclosure:

I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to send the corporation's return to the IRS and to receive from the IRS (a) an acknowledgment of receipt or reason for rejection of the transmission, (b) an indication of any refund offset, (c) the reason for any delay in processing the return or refund, and (d) the date of any refund.

Electronic Funds Withdrawal Consent (if applicable):

I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at 1-888-353-4537 no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institution involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment.

I am signing this Tax Return and Electronic Funds Withdrawal Consent, if applicable, by entering my self-selected PIN below.

Officer's PIN . . . . *****

Date 02/28/2017

cpcv0701.SCR 04/30/15

Corporation Information Worksheet 2016

► Keep for your records

Part I — Identifying Information

Employer Identification Number . . . **-***7112

Name . . . . MySwimPro, Inc.
Address . . . . 301 East Liberty Street, Suite 701
City. . . . . Ann Arbor   State MI   U.S. ZIP Code 48104
Province/State. . . . . . . _____ Foreign Postal Code . . _____
Foreign Code . . . . _____   Foreign Country . . . _____

Is the business primary physical address different from the mailing address? . . . . . . ☐ Yes ☒ No
Address . . . . 301 East Liberty Street, Suite 701
City. . . . . Ann Arbor   State . MI   U.S. ZIP Code . 48104
Foreign Province/State . . . _____ Foreign Postal Code . . _____
Foreign Code . . . . _____   Foreign Country . . _____

Telephone . . . . (313)613-4911   Extension . . . .
Fax . . . . _____ E-mail Address . fares@myswimpro.com

☐ **Election to use straight line depreciation and claim credit for AMT or Research credit.**

Part II — Type of Return

☐ Prepare Form 1120-H   ☐ Prepare Schedule PH

Part III — Tax Year and Filing Information

☒ Calendar year
☐ Fiscal year — Ending month . . . ____
☐ Short year — Beginning date . . _____   Ending date . . _____

Date Incorporated. 04/22/2015
1120-H filers only: Date association formed. . . _____

☐ Use general method of annualization to calculate regular tax for short year
IRS Service Center where corporation return is filed. . . . . Cincinnati, OH 45999-0012
☒ Corporation is enrolled in the Electronic Federal Tax Payment System (EFTPS)

Part IV— 2016 Estimated Tax Payments

Amount of 2015 overpayment credited to 2016 estimated tax . . . . | _____

Quarter Paymt Due	Due Date	Date Paid	Amount Paid	Information Req for Electronic Filing		
				Payment Method	Bank Acct Num	EFTPS Confirmation Number
First .	04/18/16					
Second	06/15/16					
Third .	09/15/16					
Fourth	12/15/16					

Additional Payments

1	N/A					
2	N/A					
3	N/A					
4	N/A					

Part V - Taxpayer Signature Information

Officer's Name . . . . Fares   Ksebati

Officer's Name for EF. . . . . . . Fares Ksebati

Officer's Social Security Number . ***-**-3592   Officer's Title . . President

Part VI — Electronic Filing Information

Electronic Filing Security Information (see tax help)

Total income amount from 2015 return (Form 1120, pg 1, ln 11 or Form 1120-H, ln 6) . . . . _____ 0.

Claiming compensation of officers for 2016. . . . . [ ]

Number of officers with compensation for 2016 . . . . _____

Number of Employee W2s issued for 2016 2

Check the box(es) for returns required to be filed for 2016:

(1) [ ] Form 720   **(2)** [X] Form 940   **(3)** [X] Form 941   **(4)** [ ] Form 943

(5) [ ] Form 944   **(6)** [ ] Form 945   **(7)** [ ] Form 990   **(8)** [ ] Form 1042

(9) [ ] Not Applicable

Practitioner PIN program:

[X] Sign this return electronically using the Practitioner PIN

[ ] ERO entered PIN

Officer's PIN (enter any 5 numbers) . . *****

Date PIN entered 02/28/2017

Choose Returns to be Filed Electronically:

Note: Returns represented by gray bars are not supported by ProSeries or Taxing Agency.

Filings To	Original Return	Extension	Amended Return	Estimated Payments 1	2	3	4
Federal Filings							
Federal Form 1120 . . . . ►	X	☐	☐	▬	▬	▬	▬
Form 114 (FBAR) . . . . ►	☐	▬	☐				
State Filings							
Information Only: Selection of state/city return(s) was made . . . ►	X	☐	☐				☐
Alabama . . . . ►	☐	▬	▬	▬	▬	▬	▬
Arkansas . . . . ►	☐	☐	▬	▬	▬	▬	▬
California . . . . ►	☐	☐	▬	▬	▬	▬	▬
Colorado. . . . . ►	☐	☐	▬	▬	▬	▬	▬
Connecticut . . . . ►	☐	☐	☐	☐	☐	☐	☐
Florida . . . . ►	☐	☐	▬	▬	▬	▬	▬
Georgia . . . . ►	☐	▬	▬	▬	▬	▬	▬
Illinois . . . . ►	☐	☐	▬	▬	▬	▬	▬
Iowa . . . . ►	☐	☐	▬	▬	▬	▬	▬
Kansas . . . . ►	☐	☐	▬	▬	▬	▬	▬
Louisiana . . . . ►	☐	☐	▬	▬	▬	▬	▬
Maine . . . . ►	☐	☐	▬	☐	☐	☐	☐
Maryland . . . . ►	☐	☐	☐	☐	☐	☐	☐
Massachusetts . . . . ►	☐	☐	▬	▬	▬	▬	▬
Michigan. . . . . ►	X	☐	☐	▬	▬	▬	▬
Minnesota . . . . ►	☐	☐	▬	▬	▬	▬	▬
Missouri . . . . ►	☐	☐	☐	▬	▬	▬	▬
Montana . . . . ►	☐	☐	▬	▬	▬	▬	▬
New Jersey . . . . ►	☐	☐	▬	☐	☐	☐	☐
New Jersey Fiscal Corporation . . ►	☐	☐	▬	☐	☐	☐	☐
New York . . . . ►	☐	☐	☐	☐	☐	☐	☐
New York City. . . . . ►	☐	☐	☐	☐	☐	☐	☐
North Carolina . . . . ►	☐	☐	▬	▬	▬	▬	▬
Oklahoma . . . . ►	☐	▬	▬	▬	▬	▬	▬
Oregon . . . . ►	☐	☐	▬	▬	▬	▬	▬
Pennsylvania . . . . ►	☐	☐	▬	▬	▬	▬	▬
Rhode Island . . . . ►	☐	☐	▬	▬	▬	▬	▬
South Carolina . . . . ►	☐	☐	▬	▬	▬	▬	▬
Tennessee . . . . ►	☐	☐	▬	☐	☐	☐	☐
Texas . . . . ►	☐	☐	▬	▬	▬	▬	▬
Utah . . . . ►	☐	☐	▬	▬	▬	▬	▬
Vermont . . . . ►	☐	▬	▬	▬	▬	▬	▬
Virginia . . . . ►	☐	▬	▬	▬	▬	▬	▬
West Virginia . . . . ►	☐	▬	▬	▬	▬	▬	▬
Wisconsin . . . . ►	☐	▬	☐	▬	▬	▬	▬

QuickZoom to Electronic Filing Information Worksheet (includes subsequent amended returns) . . ► _____

Part VII — Direct Deposit or Electronic Funds Withdrawal Information

Yes No

☐ ☐   Use **direct deposit** of any **federal tax refund?**
☐ ☐   Use **electronic funds withdrawal** of **federal balance due** (EF only)?
☐ ☐   Use **electronic funds withdrawal** of **Form 7004 balance due** (EF only)?
☐ ☐   Use **electronic funds withdrawal** of **amended return balance due** (EF only)?

Bank Information

Check to confirm transferred account information (which appears in green) is correct . . . . ☐
Name of Financial Institution (optional) . . . _____
Check the appropriate box . . . . ☐ Checking   ☐ Savings
Routing number . . . . _____
Account number . . . . _____

Payment Information

Enter the payment date to withdraw tax payment . . . . _____
Balance due amount from this return . . . . _____
Enter an amount to withdraw tax payment . . . . _____
If partial payment is made, the remaining balance due . . . . _____

QuickZoom to Form 1120, pages 1 and 2 . . . . ► _____
QuickZoom to Form 1120-H, ... ► _____
QuickZoom to Client Status . . . . ► _____

cpcw7101.SCR 02/03/17

Name	Employer Identification No.
MySwimPro, Inc.	**-***7112

1	Accounting	**1**	
2	Amortization	**2**	
3	Automobile and truck expense	**3**	
4	Bank charges	**4**	
5	Cleaning	**5**	
6	Commissions	**6**	
7	Computer services and supplies	**7**	
8	Credit and collection costs	**8**	
9	Delivery and freight	**9**	
10	Discounts	**10**	
11	Dues and subscriptions	**11**	
12	Equipment rent	**12**	
13	Gifts	**13**	
14	Insurance	**14**	
15	Janitorial	**15**	
16	Laundry and cleaning	**16**	
17	Legal and professional	**17**	
18 a	Meals and entertainment, subject to 50% limit **18a**		
b	Meals and entertainment, subject to 80% limit ..... **b**		
c	Meals and entertainment, allowed at 100% .... **c**		
d	Less disallowed .... **d**		
e	Meals and entertainment, net	**18 e**	
19	Miscellaneous	**19**	667.
20	Office expense	**20**	
21	Ordinary loss from partnerships Amount:		
	Name:		
	EIN:		
	Addr:		
	City:		
	State: _____ ZIP: _____		
	Foreign:	**21**	
22	Outside services/independent contractors	**22**	
23	Parking fees and tolls	**23**	
24	Permits and fees	**24**	
25	Postage	**25**	
26	Printing	**26**	
27	Security	**27**	
28	Supplies	**28**	
29	Telephone	**29**	
30	Tools	**30**	
31	Training/continuing education	**31**	
32	Travel	**32**	
33	Uniforms	**33**	
34	Utilities	**34**	
35	Other (itemize):	**35**	
36	Total	**36**	667.

Form 1120, Line 29a

Net Operating Loss Worksheet

2016

Name	Employer Identification Number
MySwimPro, Inc.	**-***7112

CURRENT LAW: Two year carryback, twenty year carryover

NOL Carryover Year	A Carryover	B Less Carrybacks/ Carryovers	C Adjusted Carryover
2015			
2014			
2013			
2012			
2011			
2010			
2009			
2008			
2007			
2006			
2005			
2004			
2003			
2002			
2001			
2000			
1999			
1998			
1997			
Total new law			

OLD LAW: Three year carryback, fifteen year carryover

NOL Carryover Year	A Carryover	B Less Carrybacks/ Carryovers	C Adjusted Carryover
2011			
2010			
2009			
2008			
2007			
2006			
2005			
2004			
2003			
2002			
2001			
2000			
1999			
1998			
1997			
Total old law			

MySwimPro, Inc.   **-***7112

Net Operating Loss Summary

NOL Carryover Year	A NOL Carryover Available	B Deduction Allowed in Current Year	C Adjustment Under Section 172(b)(2)	D Remaining Carryover 20 Years	E Remaining Carryover 15 Years*
2015					
2014					
2013					
2012					
2011					
2010					
2009					
2008					
2007					
2006					
2005					
2004					
2003					
2002					
2001					
2000					
1999					
1998					
1997					
Totals					

Less: Carryover expiring due to 15-year limitation . . . .

Add: Current year net operating loss . . . .   14,093.

Less: Carryback of current year net operating loss . . . .

Net operating loss carryover to next year . . . .   14,093.

* The 15 year carryover based on the Old Law reached it's final carryover year.

cpcw7601.SCR 09/16/16

| Form 1120 | **Carryovers/Carryforwards Worksheet** | **2016** |

► Keep for your records

Name as Shown on Return	Employer ID No.
MySwimPro, Inc.	**-***7112

	To Current Year	To Next Year
Form 1120:		
Contributions carryover		
Net Operating Loss carryover		14,093.
AMT Net Operating Loss carryover		
Schedule D (Form 1120):		
Unused capital loss carryover		
Less current year capital loss carried back		
Carryover expiring next year due to 5 year limitation.		
Capital loss carryover to next year.		
Form 2220:		
Tax		
Form 4562:		
Section 179 carryover.		
Form 4797:		
Nonrecaptured net Section 1231 losses — 2011		
Nonrecaptured net Section 1231 losses — 2012		
Nonrecaptured net Section 1231 losses — 2013		
Nonrecaptured net Section 1231 losses — 2014		
Nonrecaptured net Section 1231 losses — 2015		
Nonrecaptured net Section 1231 losses — 2016		
Total nonrecaptured net Section 1231 loss carryforwards		
Form 8827:		
Prior year Alternative Minimum Tax from Form 4626		
Minimum tax credit carryforward		
Form 3800:		
General business credit carryforward		

cpcw8001.SCR 09/16/16

DO NOT FILE

► Keep for your records

Name(s) shown on return	Identifying number
MySwimPro, Inc.	**-***7112

Part I — State Electronic Filing:

Check this box to force state only filing for all states selected to be filed electronically ☐

Part II — Electronic Return Originator Information

The ERO Information below will automatically calculate based on the preparer code entered on the return.

For returns that are prepared as a "Non-Paid Preparer" (XNP) or "Self-Prepared" (XSP)
enter the EFIN for the ERO that is responsible for this return . . . . ► ***832

For returns that are marked as a "Non-Paid Preparer" (XNP) or "Self-Prepared" (XSP)
enter a PIN for the ERO that is responsible for filing return . . . . ► _____

ERO Name	ERO Electronic Filers Identification Number (EFIN)
Jason M. Tyra, CPA, PLLC	***832
ERO Address	ERO Employer Identification Number
1341 Mockingbird Lane, Suite 600W	**-***9077

City	State	ZIP Code	ERO Social Security Number or PTIN
Dallas	TX	75247	

Country

Part III — Paid Preparer Information

Firm Name	Preparer Social Security Number or PTIN
Jason M. Tyra, CPA, PLLC	*****5838
Preparer Name	Employer Identification Number
Jason M. Tyra, CPA	**-***9077

Address	Phone Number	Fax Number
1341 Mockingbird Lane, Suite 600W	(972)201-9008	(972)201-9008

City	State	ZIP Code	
Dallas	TX	75247	

Country	Preparer E-mail Address
	jason@tyracpa.com

Part IV — Selection of Additional Amended Returns

Enter the payment date to withdraw tax payment . . . . ► _____
Amount you are paying with the amended return . . . . ► _____

☐ Check this box to file another **federal** amended return electronically
☐ File another Amended Form 114 Report of Foreign Bank and Financial Accounts (FBAR) electronically
☐ Check this box to file another **state and/or city** amended return electronically
  * Select the state and/or city amended return(s) to file electronically.

State/City *
☐ California State Corporation
☐ Georgia State Corporation
☐ Maryland State Corporation
☐ Michigan Business Tax
☐ New Jersey State Corporation
☐ New Jersey State Fiscal Corporation
☐ New York State Corporation
☐ New York City Corporation
☐ North Carolina State Corporation
☐ Pennsylvania State Corporation
☐ Tennessee State Corporation
☐ Vermont State Corporation
☐ Virginia State Corporation
☐ See Amended Returns

Part V — Name Control

Name Control, enter here to override default . . . . MYSW

cpcv1701.SCR 10/06/10

Smart Worksheets from your 2016 Federal Corporation Tax Return

SMART WORKSHEET FOR: Form 1120: US Corporation Income Tax Return

Salaries and Wages Smart Worksheet	
A Salaries and wages	21,000.
B Less employment credits:	
Work opportunity credit (Form 5884)	
Empowerment zone employment credit (Form 8844)	
Indian employment credit (Form 8845)	
Other credits	
Total employment credits	

SMART WORKSHEET FOR: Form 1120: US Corporation Income Tax Return

Taxes and Licenses Smart Worksheet	
A 1 State taxes	
2 State taxes from Schedule K-1 (1065)	
B Local property taxes	
C 1 Payroll taxes	2,301.
2 Less: Credit from Form 8846	
D Other miscellaneous taxes	
E Licenses	
F Other taxes from Schedule K-1 (1065)	

Additional information from your 2016 Federal Corporation Tax Return

Electronic Filing Information Worksheet

Amended Returns

☐	West Virginia State Corporation
☐	Wisconsin Non-Combined Corporation

Michigan Information Worksheet 　　　　　2016

▶ Keep for your records

Part I — Identifying Information

EIN or TR Number . . . . **-***7112
Name . . . . MySwimPro, Inc.
Doing Business As . . . .
Address . . . . 301 East Liberty Street, Suite 701
City. . . . . Ann Arbor 　　　State . . MI 　ZIP Code . 48104
Foreign Province/State 　　　　　　　　　　　Foreign Postal Code . .
Foreign Code . . . . 　　　　Foreign Country .

Business primary physical address:
Address . . . . 301 East Liberty Street, Suite 701
City. . . . . Ann Arbor 　　　State . MI 　U.S. ZIP Code . 　　48104
Foreign Province/State . . . 　　　　　　　　　Foreign Postal Code . .
Foreign Code . . . . 　　　　Foreign Country . . .

Telephone Number . . . . . . (313)613-4911 　　Extension. . . . .
Fax Number. . . . . 　　　　　　　　E-mail Address. . . fares@myswimpro.com
Principal business activity . . . Mobile app development 　　Business start date 04/22/15
Business Activity Code Number (NAICS). 541511

☐ Yes 　☒ No . . . . Address above is new
☐ 　　Final return, enter date business discontinued . . . .

Part II — Information Needed to Complete Michigan Business Returns

1 a	☒	File Form **4891**, Michigan Corporate Income Tax (CIT) Annual Return . . . .▶ _____
b	☐	File Form **4567**, Michigan Business Tax (MBT) Annual Return **(restricted)** * . . . .▶ _____
c	☐	Do **not** file any of above forms
d	☐	File Form **4918**, Annual Flow-Through Withholding (FTW) Reconciliation Return ** . . . . .▶ _____
2	☐	Yes 　☒ No . . . Business activity is subject to tax both within, and without, Michigan
3		Taxpayer's gross receipts . . . . (apportioned) ____ 11,163.
4	☐	Property acquired under SBT subject to ITC recapture (disposed or transferred) (MBT)
5	☐	Compute compensation, investment, and R&D credits on Form 4570 (MI Business Tax)
6	☐	Compute small business tax credit on Form 4893 (CIT) or Form 4571 (MBT)
7	☐	Compute contribution credit(s) on Form 4572 (MI Business Tax)
8	☐	The business activity is protected under PL 86-272

* 　To file Form 4567, the entity: 1) must have a certificated credit, and 2) has elected to continue paying under MBT.
** 　Flow-Through Withholding is no longer required for FTEs with tax years beginning after June 30, 2016.

Part III — Tax Year Information

☒ Calendar year
☐ Fiscal year: 　　Ending month . . . . ____
☐ Short year: 　　Beginning date . . . . _____ 　　Ending date . . . . _____

Part IV — Michigan 2016 Estimated Tax Payments

Amount of 2015 overpaid tax credited to 2016 estimated tax . . . . _____

Payment Quarters	Due Date	Payment Date	Amount Paid
First Quarter Payment	04/15/16	_____	_____
Second Quarter Payment	07/15/16	_____	_____
Third Quarter Payment	10/15/16	_____	_____
Fourth Quarter Payment	01/15/17	_____	_____

[ ]   Quarterly payments are for Form 4918 (FTW return)

Part V - Taxpayer Signature Information

Officer's/Partner's/LLC Member's Name Fares   Ksebati

For returns filing federal Form 1065:

[ ]   General Partner   [ ]   Limited Liability Company Member   [ ]   Tax Matters Partner (TMP)

Signing Officer's/Partner's/LLC Member's Title . . President

Signing Officer's/Partner's/LLC Member's SSN . ***-**-3592

Part VI — Michigan MBT/CIT Electronic Filing Information

1 a [X]   The state return will be filed electronically

   b   Date return was e-filed . . . . _____

   c   Date return was accepted by the state . . . . _____

   d   Enter date Form 4576 (MBT-V) or 4901 (CIT-V) was given to client . . . . _____

Information Required for Electronic Filing:

Enter the Business Tax Representative signing date . . . . ► 02/28/2017

                                                           (Signing date)

Electronic Filing of Amended Return:

[ ]   The amended return will be filed electronically

[ ]   Another amended return will be filed electronically

Part VII — Extension Status

Yes   No

[ ]   [X]   Has the CIT or MBT return due date been extended?   Extended due date . . _____

QuickZoom to Form 4, Application for Extension of Time to File Tax Returns . . . . ► _____

QuickZoom to Form 4891 . . . . ► _____

QuickZoom to Form 4918 . . . . ► _____

QuickZoom to Form 4567, page 1 . . . . ► _____

MIOV0101.SCR   12/02/16

This form cannot be used as an amended return; use the *CIT Amended Return* (Form 4892).

2016 MICHIGAN Corporate Income Tax Annual Return

Issued under authority of Public Act 38 of 2011.

1. Return is for calendar year 2016 or for tax year beginning: (MM-DD-YYYY) and ending: (MM-DD-YYYY)

2. Taxpayer Name (print or type) MYSWIMPRO, INC.	3. Federal Employer Identification Number (FEIN) **-***7112
4. Street Address 301 EAST LIBERTY STREET, SUITE 701	
City ANN ARBOR	State MI · ZIP/Postal Code 48104 · Country Code
5. NAICS (North American Industry Classification System) Code 541511	6. If Discontinued, Effective Date
7a. ☐ Check if Filing Michigan Unitary Business Group Return. (Include Form 4896, if applicable, and Form 4897.)	7b. Affiliated Group Election year (MM-DD-YYYY)
8. ☐ Check if a special sourcing formula for transportation services is used in the sourcing of Sales to Michigan.	

Important: If the tax liability on line 41 is less than or equal to $100, or the gross receipts on line 11 are less than $350,000, you are not required to file this return or pay the tax. Short period filers, see instructions.

9. Apportionment Calculation

a.	Michigan sales of the corporation/Unitary Business Group (UBG) (if no Michigan sales, enter zero)	9a.	00
b.	Proportionate Michigan sales from unitary Flow-Through Entities (FTEs) (include Form 4900)	9b.	00
c.	Michigan sales. Add lines 9a and 9b	9c.	00
d.	Total sales of the corporation/UBG	9d.	00
e.	Proportionate total sales from unitary FTEs (include Form 4900)	9e.	00
f.	Total sales. Add lines 9d and 9e	9f.	00
g.	Apportionment percentage. Divide 9c by 9f	9g.	100.0000 %

10. a. Gross receipts from corporate activities (see instructions)	10a.	11,163 00
10. b. Apportioned gross receipts from FTEs	10b.	00
11. **REQUIRED:** Total gross receipts for filing threshold purposes. Multiply line 10a by line 9g, and add line 10b	11.	11,163 00

PART 1: CORPORATE INCOME TAX

All filers, see instructions. Unitary Business Group filers will complete lines 12 through 17, 19 through 24, and 27 through 31 with amounts reflecting the total of all UBG members.

12. Federal taxable income from federal Form 1120. (Amount includes agricultural activities. See instructions.)	12.	-14,093 00
13. Domestic production activities deduction based on IRC § 199 reported on federal Form 8903, to the extent deducted from federal taxable income	13.	00
14. Miscellaneous (see instructions)	14.	00
15. Adjustments due to decoupling of Michigan depreciation from IRC § 168(k). If adjustment is negative, enter as negative:		
a. Net bonus depreciation adjustment	15a.	00
b. Gain/loss adjustment on sale of eligible depreciable asset(s)	15b.	00
c. Add lines 15a and 15b. If negative, enter as negative	15c.	00
16. Add lines 12, 13, 14 and 15c. If negative, enter as negative	16.	-14,093 00
17. For a UBG, total group eliminations from business income (see instructions). All other filers, enter zero	17.	0 00
18. **Business Income.** All filers, subtract line 17 from line 16. If negative, enter as negative	18.	-14,093 00

Additions to Business Income

19. Interest income and dividends derived from obligations or securities of states other than Michigan	19.	00
20. Taxes on or measured by net income including tax imposed under CIT	20.	00
21. Any carryback or carryover of a federal net operating loss (enter as a positive number)	21.	00
22. Royalty, interest, and other expenses paid to a related person that is not a UBG member of this taxpayer	22.	00
23. Expenses from the production of oil and gas, and/or minerals (see instructions)	23.	00
24. Miscellaneous (see instructions)	24.	00
25. Total Additions to Income. Add lines 19 through 24	25.	00
26. **Corporate Income Tax Base After Additions.** Add lines 18 and 25. If negative, enter as negative	26.	-14,093 00

+ 1030 2016 12 01 27 8

Continue and sign on Page 2

Taxpayer FEIN **-***7112

PART 1: CORPORATE INCOME TAX (Continued)

Subtractions from Business Income

27.	Income from non-unitary FTEs (Enter loss as negative; include Form 4898; see instructions)	27.	00
28.	Dividends and royalties received from persons other than U.S. persons and foreign operating entities	28.	00
29.	Interest income derived from United States obligations	29.	00
30.	Income from the production of oil and gas, and/or minerals (see instructions)	30.	00
31.	Miscellaneous (see instructions)	31.	00
32.	Total Subtractions from Income. Add lines 27 through 31	32.	00
33.	**Corporate Income Tax Base.** Subtract line 32 from line 26. If negative, enter as negative	33.	-14,093 00
34.	Apportioned Corporate Income Tax Base. Multiply line 33 by percentage on line 9g	34.	-14,093 00
35.	Apportioned Income from non-unitary FTEs from Form 4898 (see instructions)	35.	00
36.	Total apportioned Corporate Income Tax Base. Add line 34 and line 35	36.	-14,093 00
37a.	Available CIT business loss carryforward (see instructions). Enter as positive	37a.	00
37b.	☐ Check if any loss on line 37a was acquired in this filing period in an IRC 381(a)(1) or (2) transaction (see instructions)		
38.	Subtract line 37a from line 36. If negative, enter here as negative. A negative number here is the available business loss carryforward to the next filing period (see instructions)	38.	-14,093 00
39.	**Corporate Income Tax Before Credit.** Multiply line 38 by 6% (0.06). If less than zero, enter zero	39.	0 00

PART 2: TOTAL CORPORATE INCOME TAX

40.	Small Business Alternative Credit (SBAC) from Form 4893, line 14 or line 18, whichever applies...............	40.	00
41.	**Tax Liability after SBAC.** Subtract line 40 from line 39. If less than or equal to $100, enter zero. If apportioned or allocated gross receipts are less than $350,000, enter zero (see instructions)	41.	0 00
42.	Recapture of Certain Business Tax Credits from Form 4902, line 18...............	42.	00
43.	Total Tax Liability. Add lines 41 and 42	43.	0 00

PART 3: PAYMENTS AND TAX DUE

UBGs include on lines 44 through 47 payments from all members as reported on Form 4897.

44.	Overpayment credited from prior period return (MBT or CIT)	44.	00
45.	Estimated tax payments	45.	00
46.	Flow-Through Withholding payments...............	46.	00
47.	Tax paid with request for extension	47.	00
48.	Payment total. Add lines 44 through 47...............	48.	00
49.	**TAX DUE.** Subtract line 48 from line 43. If less than zero, leave blank...............	49.	00
50.	Underpaid estimate penalty and interest from Form 4899, line 38...............	50.	00
51.	Annual Return Penalty (see instructions)	51.	00
52.	Annual Return Interest (see instructions)	52.	00
53.	**PAYMENT DUE.** If line 49 is blank, go to line 54. Otherwise, add lines 49 through 52...............	53.	0 00

PART 4: REFUND OR CREDIT FORWARD

54.	Overpayment. Subtract lines 43, 50, 51 and 52 from line 48. If less than zero, leave blank (see instructions) ..	54.	00
55.	**CREDIT FORWARD.** Amount on line 54 to be credited forward and used as an estimate for next CIT tax year...	55.	00
56.	**REFUND.** Subtract line 55 from line 54...............	56.	00

Taxpayer Certification. *I declare under penalty of perjury that the information in this return and attachments is true and complete to the best of my knowledge.*	**Preparer Certification.** *I declare under penalty of perjury that this return is based on all information of which I have any knowledge.*
	Preparer's PTIN, FEIN or SSN *****5838
☐ By checking this box, I authorize Treasury to discuss my return with my preparer.	
Authorized Signature for Tax Matters	Preparer's Business Name (print or type) JASON M. TYRA, CPA, PLLC
Authorized Signer's Name (print or type) FARES KSEBATI Date 02-28-2017	Preparer's Business Address and Telephone Number (print or type) 1341 MOCKINGBIRD LANE, SUITE 600W
Title PRESIDENT Telephone Number 313-613-4911	DALLAS TX 75247 972-201-9008

Return is due April 30 or on or before the last day of the 4th month after the close of the tax year.

WITHOUT PAYMENT. Mail return to: Michigan Department of Treasury, PO Box 30803, Lansing MI 48909

WITH PAYMENT. Pay amount on line 53. Mail check and return to: Michigan Department of Treasury, PO Box 30804, Lansing MI 48909. Make check payable to "State of Michigan." Print taxpayer's FEIN, the tax year, and "CIT" on the front of the check. Do not staple the check to the return.

+ 1030 2016 12 02 27 6